

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via Facsimile
Lee Che Chiu
Chief Financial Officer
China Metro-Rural Holdings Limited
Suite 2204, 22/F, Sun Life Tower
The Gateway, 15 Canton Road
Tsimshatsui, Kowloon, Hong Kong

> **Re: China Metro-Rural Holdings Limited**
> **Form 20-F for Fiscal Year Ended**
> **March 31, 2011**
> **Filed July 11, 2011**
> **File No. 000-53776**

Dear Mr. Lee Che Chiu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Properties, page 64

1.   In future periodic filings, please disclose separately the amount of external and internal costs capitalized for each year presented. Further, please specifically quantify the amounts of salaries capitalized. Provide us an example of your proposed disclosure.

Item 7. A. Major Shareholders and Related Party Transactions

Certain Relationships and Related Transactions

Contracts with China South City, page 91

2.   It appears from the organizational chart on page 52 that the Company owns a 100%
        interest in China Northeast Logistics Cities. However, it appears from your disclosure on
        page 91 that Mr. Cheng and Mr. Leung own interests in China Northeast Logistics Cities.
        Please clarify for us whether the Company owns 100% of China Northeast Logistics
        Cities. In addition, please tell us whether the interests subject to the deed of option and
        undertaking with China South City are owned by the Company. If so, explain to us how
        you have accounted for the deed of option and undertaking agreement with China South
        City. Within your response, please reference the authoritative accounting literature relied
        upon.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 113

3.   You disclose, "No change, apart from items discussed under "Changes in Internal Control
        over Financial Reporting", was made in our internal control over financial reporting
        during the fiscal year ended March 31, 2011 that has materially affected, or is reasonably
        likely to materially affect, our internal control over financial reporting." It does not
        appear that you have discussed any changes elsewhere in your filing. Please tell us if
        there were any changes made. To the extent there were no changes, please confirm for us
        that you will revise this language in your next periodic filing.

Financial Statements

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

(b) Basis of consolidation, page F-16

4.   It appears that your policy is to cease allocating subsidiary losses to non-controlling
        interests once the non-controlling interests' share of subsidiary equity reaches zero unless
        the non-controlling interest holder has a binding obligation to fund losses. Please tell us
        how your policy complies with the requirements of paragraph IN7 of IAS 27 to allocate
        total comprehensive income to the non-controlling interests even if this results in the non-
        controlling interests having a deficit balance.

Note 29 – Trade and Other Receivables, page F-64

5.   We note that approximately HK$116,000,000 of your trade receivable balance is over 60 days past due as of 3/31/11 with approximately HK$54,000,000 over 120 days past due. Explain to us in greater detail how you determined that your allowance of HK$2,600,000 was adequate. In your response provide us with an update of the company's collection efforts through the date of your response.

Note 39 – Disposal of a Property Development Project, page F-75

6.   In light of your receipt of the Receivable of HK$115,065,000, please tell us how you determined it was appropriate to record a gain on disposals of a property development project. Within your response, please reference the authoritative accounting literature management relied upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3438 if you have questions.

                                Sincerely,

                                /s/ Robert F. Telewicz Jr.

                                Robert F. Telewicz Jr.
                                Senior Staff Accountant